UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JULY, 2008.

                        Commission File Number: 0-30920


                               KOLA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           KOLA MINING CORP.
                                           -------------------------------------

Date: July 21, 2008                         /s/ Cary Pinkowski
     ------------------------------        -------------------------------------
                                           Cary Pinkowski,
                                           Chairman


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KOLA MINING CORP.                                              TRADING SYMBOLS
                                                                    TSXV - KM
598-999 CANADA PLACE                                               OTCBB - CTMHF
VANCOUVER, B.C. V6C 3E1                                        FRANKFURT - C8M

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    Igor A. Kovarsky, Kola Mining's President and Director, Appointed as CEO

July 21, 2008

VANCOUVER,  BRITISH  COLUMBIA.  Kola Mining  Corporation  (TSXV: KM, OTC: KMNFF,
Frankfurt: C8M) ("The Company") is pleased to announce the appointment of Mr. Igor A. Kovarsky, President and Director, as Chief Executive Officer of Kola Mining effective retroactively as of June 1, 2008. Mr. Pinkowski will remain Chairman of the Board of Directors.

"Igor is ideally suited to lead this company through its next phase of development and beyond. His expertise as a mine developer in the former Soviet Republics and Mongolia along with his expertise in working with Russian legislative and regulatory authorities is exceptional." states Mr. Cary Pinkowski, Kola Mining's Chairman.

Mr. Kovarsky has almost 30 years of experience in the construction and mineral sectors in exploration, engineering, development and operations. Since 1992, he worked with Centerra Gold Inc. and Cameco Gold in various roles including Director and Vice-President, Government Affairs & Business Development.

Mr.  Kovarsky  played  a key  role  in the  acquisition,  feasibility  work  and
successful   development  of  the  Kumtor  gold  mine  in  Kyrgyzstan.   He  was
instrumental in acquiring an ownership interest in the Australian gold exploration company AGR Limited, which directly led to the development of the Boroo mine in Mongolia and growth of Boroo Gold Company and Centerra Gold Mongolia LLC.

Mr. Kovarsky worked for 15 years with various organizations in the former Soviet Union, including the Moscow regional government as Chief of the Construction Department. Mr. Kovarsky spent years cultivating extensive relationships with the most influential decision-makers at all levels of government in the former Soviet Union, Central Asia, Mongolia and North America.

Mr. Kovarsky received his Masters in Civil/Structural Engineering from Moscow Technical University (MADI) in 1980, and Diploma in Foreign Relations & International Politics from Moscow Political University in 1985. He completed the Queen's Strategy Program at Queen's School of Business, Queen's University, Canada in 2005, and the Ivey Leadership Program at Richard Ivey School of Business, University of Western Ontario, Canada in 2004.


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                                      -2-


He is a member of the Prospectors and Developers Association of Canada. He was made an Honorary Miner of Kyrgyz Republic and Mongolia in 1998 and 2004 respectively.


On behalf of the Board of Directors of KOLA MINING CORP.

/s/ CARY PINKOWSKI
------------------------
Cary Pinkowski, Chairman


        The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.


Contact:

Kola Mining Corp.
Andrew Fedak
604.694.1600
www.kolamining.com




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